

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2018

Robert Grosshandler
President
iConsumer Corp.
73 Greentree Drive, #558
Dover, Delaware 19904

   Re: iConsumer Corp.
     Offering Statement on Form 1-A
     Filed January 29, 2018
     File No. 024-10795

Dear Mr. Grosshandler:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed January 29, 2018

Letter to Prospective Shareholders, page 1

1. Delete your discussions about your intent to issue REWARDScoin since you are in the preliminary stage of development. Your offering memorandum, including your letter to prospective shareholders, should be limited to a discussion of the Company's current business and the risks of investing in this offering. If you do choose to briefly mention that you may issue your own proprietary token in the future, confirm that you will either register the issuance, or rely upon an exemption from registration, of the security.

2. Please revise your discussion of the financial measure, cash available after paying rebates, to disclose gross profit as presented in the financial statements. Also clarify why you consider this measure to be an important financial measure for investors for evaluating

your performance. Tell us why you describe this measure as cash available after paying rebates. It appears that a significant portion of the member cash rebates is accrued in the financial statements and paid in cash subsequent to the periods ending June 30.

Alternative forms of investment are becoming popular, page 6

3.   Identify your competitors who are issuing cryptocurrencies to raise capital.

The prices of blockchain assets are extremely volatile, page 8

4.   Please revise to quantify the volatility of the market prices of Bitcoin and other cryptocurrencies during a recent significant period, for example during the last six months.

Plan of Distribution, page 12

5.   Please clarify the statement that direct purchase of shares can be made in "cash, Bitcoin, Ether, or other cryptocurrency at the company's discretion." Discuss under what circumstances the company might refuse to accept cryptocurrency. Also, disclose the mechanics of the transaction. For example, explain the following:
   - how and when the price in cryptocurrency will be determined and communicated to the purchaser;
   - which party will bear the risk of a change in the exchange rate of the cryptocurrency with U.S. dollars;
   - whether you intend to accept cryptocurrencies, other than bitcoin, if such cryptocurrencies are considered securities under the federal securities laws;
   - whether the company will use a specific cryptocurrency exchange to convert the cryptocurrency to U.S. dollars.

Also discuss how long the company would typically hold on to the cryptocurrency prior to exchanging it for U.S. dollars.

6.   Explain your process for buying and awarding Bitcoin as part of your Incentive Program. Specifically, clarify whether you will hold Bitcoin as an asset, and if so, what blockchain technology will be used to preserve your ownership. Detail your hedging strategies for minimizing risk exposure to holding Bitcoin. We note that you have been issuing Bitcoin as rewards since December 2017, so disclose the amount of Bitcoin to be rewarded (in light of the 90 day window not yet expiring since December) and how you plan to fund these obligations.

7.   We note that funds tendered by potential investors will not be immediately transferred to the Company but held in escrow. Explain why since there is no minimum threshold for the offering. Explain how investors will know whether their purchase of preferred shares has been accepted and how long they will have to wait for receipt of their preferred shares.

8.   Clarify whether the fees paid to Fund America and Issuer Direct Corp. will be borne by the Company or investors. Explain the meaning of "no-fee" shareholder or shares.

9.   We note that you intend on accepting bitcoin and other cryptocurrencies for the purchase of shares "at the Company's discretion" in the offering. Explain how the process will work for investors who desire to purchase shares in a cryptocurrency. For example, explain how they will know whether the Company intends on accepting a particular type of cryptocurrency, and how the conversion of the cryptocurrency to dollars will be accomplished.

10.   Update to disclose the number of shares issued to members as rewards through the date of the offering memorandum.

Management's Discussion and Analysis Of Financial Condition and Results of Operations, page 21

11.   We note your definition of gross margin includes gross income less the cash and non cash rebates paid to members. You disclose that OSS provides most of the services to operate iConsumer including managing the network of retailers and developing and operating the technology. Please tell us the consideration you gave to including some or all of the costs associated with your agreement with OSS in the calculation of gross margin.

12.   Explain how you define "members" for your site. For example, if an individual makes a purchase in February but does not make another purchase for the rest of the year, when is the person no longer considered a member.

General

13.   A Form 1-Z is required to be filed when a Company after conducting a Tier 2 Regulation A offering is no longer required to file reports pursuant to the Securities Exchange Act of 1934. See Rule 257(d) of Regulation A. It appears that your Form 1-Z and 1-Z/A were filed in error. If so, please withdraw both filings by filing a Form 1-Z-W and a Form 1-Z-W/A, respectively.

14.   Throughout your offering memorandum, you have reference to "a minimum number of shares issued." Since this offering is not structured as a mini-max offering, it is unclear what these reference are intended to convey. Please advise or revise your entire document to make clear that there is no minimum amount required to be raised for the offering to close.

15.   Tell us your legal basis for your Series A Non Voting Preferred Stock having different rights depending upon time of issuance (January 12, 2018).

16.   We note that prior to filing this Form 1-A you have continued to rely upon Regulation A to issue shares as part of your rewards program. However, you have not filed a post-qualification amendment to your earlier Form 1-A to include updated June 30, 2017

financial statements pursuant to Rule 252(f) of Regulation A. Therefore, tell us what exemption from registration you are relying upon for any issuances of shares after February 13, 2018 (12 months since qualification).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

Division of Corporation Finance
Office of Telecommunications

cc: Jeanne Campanelli